Wolters Kluwer

File No. 82-2683

PRESS RELEASE

RECEIVED

2007 MAY -8 A 10:55

SUPPL

07023333

Contact: Caroline Wouters
Vice President,
Corporate Commu
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Appoints Kevin Entricken as Vice President of Investor Relations

Amsterdam (May 7, 2007) - Wolters Kluwer, a leading global information services and publishing company, announced today that it has appointed Kevin Entricken as its new Vice President of Investor Relations. Mr. Entricken succeeds Ms. Oya Yavuz in the position as of June 1, 2007.

Mr. Entricken, a Certified Public Accountant, started his career with KPMG. Since 2003, Mr. Entricken has been Chief Financial Officer of Wolters Kluwer Law & Business, part of the Tax, Accounting & Legal division. In this role, he was instrumental in restructuring the Legal business together with Law & Business CEO Bob Becker. Before joining Wolters Kluwer, Mr. Entricken served as Vice President of Finance at EMI Music Publishing and at Reed Business Information, where he succeeded in turning around and divesting the travel business, and integrating the construction business acquisition. Mr. Entricken brings to his new role a deep knowledge of Wolters Kluwer's business combined with extensive financial experience. He holds a bachelor's degree in Business Administration from Montclair State University.

Mr. Entricken will be based at Wolters Kluwer's headquarters in Amsterdam, reporting to CEO Nancy McKinstry and CFO Boudewijn Beerkens. Starting June 1, he can be contacted by phone at +31 20 60 70 407 and by email at ir@wolterskluwer.com.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

END